Exhibit to Accompany
Item 77K
Form N-SAR

The Primary Trend Funds, Inc.

Change of Independent Auditors

On December 9, 2003, the Funds' Board of Directors determined not to select Ernst & Young LLP (E&Y) as independent accountants for the
Funds for the fiscal year ending June 30, 2004, and instead selected
BKD, LLP. E&Y's report on the Funds' financial statements for the two-year period ended June 30, 2003, did not contain an adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. During the two-year period ended June
30, 2003, there have been no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of E&Y, would have caused it to make a reference to the subject matter of the disagreement in connection with its report.